Exhibit 14.1

FIRST CALIFORNIA FINANCIAL GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of First California Financial Group, Inc. (with its subsidiaries, the “Company”) has adopted this code of ethics (this “Code”) to:

•	promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations;

•	ensure the protection of the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•	deter wrongdoing.

All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code which apply to them. In addition to this Code, the Company has more detailed policies and procedures set forth in other Company documents.

Any questions relating to how this Code should be interpreted or applied should be addressed to persons holding the following positions at the Company (the “Code of Ethics Contact Person”):

1) Chief Financial Officer

2) Chief Risk Officer

3) Chief Credit Officer

4) Director of Human Resources

5) President and Chief Executive Officer

From time to time, the Company may waive some provisions of this Code. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors or the appropriate committee of the Board and must be promptly disclosed as required by SEC or Nasdaq rules. Any waiver for other employees may be made only by the Code of Ethics Contact Person.

I. Honest and Candid Conduct

Each director, officer and employee owes a duty to the Company to act with integrity.

Each director, officer and employee must:

•	Act with integrity, while still maintaining the confidentiality of information where required or consistent with the Company’s policies.

•	Comply with all applicable laws and governmental rules and regulations, accounting standards and Company policies.

•	Adhere to a high standard of business ethics.

II. Conflicts of Interest

A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or employee, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Code of Ethics Contact Person.

Pursuant to the Bank Bribery Amendments Act of 1985, employees and their immediate families shall not solicit, accept or retain a benefit for themselves or for any third party, other than normal authorized compensation, from any individual or organization doing or seeking business with the Company. In this context, a benefit is regarded as any type of gift, gratuity, favor, service, loan, fee, or anything of monetary value. Specific exceptions to this prohibition are made if there appears to be no reasonable likelihood of improper influence in the employee’s performance of duties on behalf of the Company if such benefit is of a reasonable value under $100. Any benefit received over $100 in value must be reported by the employee to his or her supervisor via a Disclosure of Gift Received form.

It is important to recognize that federal law makes it a crime for any officer, director or employee of a federally insured bank, to solicit, accept, receive or agree to receive anything of value, for himself or for any other person or entity, for or in connection with any transaction or business of the Company. The penalty for violating this law is a fine, imprisonment, or both. Any offer of such improper payment should be immediately reported to the employee’s supervisor.

Service to the Company should never be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible, be avoided.

In particular, clear conflict of interest situations involving directors, executive officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with any third party specified below may include the following:

•	any significant ownership interest in any supplier or customer;

•	any consulting or employment relationship with any customer, supplier or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•	the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; and

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers or employees are permitted to so purchase or sell.

Such situations, if material, should always be discussed with the Code of Ethics Contact Person.

Anything that would present a conflict for a director, officer or employee would likely also present a conflict if it is related to a member of his or her family.

III. Disclosure

Each director, officer or employee involved in the Company’s disclosure process, including the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer (the “Senior Financial Officers”), is required to be familiar with and comply with the Company’s disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility, so that the Company’s public reports and documents filed with the SEC comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each director, officer or employee who is involved in the Company’s disclosure process, including without limitation the Senior Financial Officers, must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

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Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

•	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

IV. Compliance

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations.

Such laws, rules and regulations include, but are not limited to, the following:

Insider Trading Laws: It is against company policy and in many circumstances illegal for a director, officer or employee to profit from undisclosed information relating to the Company or any other company. Any director, officer or employee may not purchase or sell any of the Company’s securities while in possession of material nonpublic information relating to the Company. Also, any director, officer or employee may not purchase or sell securities of any other company while in possession of any material nonpublic information relating to that company.

Any director, officer or employee who is uncertain about the legal rules involving a purchase or sale of any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with the Chief Financial Officer before making any such purchase or sale.

Federal Deposit Insurance Act: The Federal Deposit Insurance Act prohibits individuals who have been convicted of or plead guilty to a crime involving dishonesty or a breach of trust from working for the Company unless the individual has received a waiver from the Federal Deposit Insurance Corporation. Any applicant or employee, officer or director who has been convicted or has pled guilty to a crime involving dishonesty or a breach of trust must disclose such conviction or plea to Company management. Failure to do so in a timely manner may result in discipline, up to and including termination.

Regulation O and Extensions of Credit to Insiders: Regulation O specifically regulates loans to insiders, however, if circumstances arise in the conduct of the Company’s business which present potential conflicts of interest not covered by specific laws or regulations, but raise concerns about the objectivity of the persons involved and the fairness of the transaction, such acts must be disclosed.

Office of Foreign Assets Control (OFAC) Regulations: Federal law prohibits specific transactions with targeted countries and individuals that are known to be acting on behalf of the targeted countries. The parties subject to the OFAC are usually identified as “Specially Designated Nationals” (SDN). Employees are to immediately report to the Company’s Compliance Officer any transaction, loan application, letter of credit application, or other bank account, service or document which may involve or make reference to a SDN.

V. Reporting and Accountability

The Board of Directors is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any director, officer or employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person promptly. Failure to do so is itself a violation of this Code.

A director, officer or employee who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

Each director, officer or employee must:

•	Notify the Code of Ethics Contact Person promptly of any existing or potential violation of this Code.

•	Not retaliate against any other director, officer or employee for reports of potential violations that are made in good faith.

The Audit Committee and the Chief Financial Officer shall take all action they consider appropriate to investigate any violations reported to them. If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, in the case of a director or executive officer, or the Chief Financial Officer, in the case of any other employee.

Upon being notified that a violation has occurred, the Board of Directors or the Chief Financial Officer will take such disciplinary or preventive action as it or he deems appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of appropriate governmental authorities.

VI. Corporate Opportunities

Employees, officers and directors owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises. Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, employees, officers and directors are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Employees, officers and directors who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.

VII. Confidentiality

In carrying out the Company’s business, employees, officers and directors often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Employees, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of our Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

VIII. Fair Dealing

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX. Protection and Proper Use of Company Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

X. Giving Advice to Customers

Employees may occasionally be asked by customers to comment upon the legality or tax consequences of a particular transaction. The Company cannot practice law or give legal or tax advice. Employees must exercise care in discussing transactions with customers and offer nothing that may be interpreted as legal, tax or investment advice.

Only officers authorized by the Company to recommend the services of a particular attorney, investment advisor, or accountant to a customer may do so. In those instances when an employee makes such a recommendation, more than one professional, preferably three, should be recommended, allowing the customer a choice of professional services. It is against Company policy to receive any remittance or fee of any kind for a referral.